Exhibit 4.36

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
As of the date of the Annual Report on Form 10-K of which this exhibit is a part, The Williams Companies, Inc. (“Williams”) has one class of security registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock, $1.00 par value per share.

Description of Common Stock

The following description of our common stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation, as supplemented and as amended (our “charter”), and our By-Laws (our “bylaws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this exhibit is a part. We encourage you to read our charter, our bylaws and the applicable provisions of Delaware General Corporation Law (the “DGCL”) for additional information.

General

Our charter authorizes the issuance of up to 1,470,000,000 shares of our common stock. The outstanding shares of common stock are fully paid and nonassessable. The holders of common stock are not entitled to preemptive or redemption rights. Shares of common stock are not convertible into shares of any other class of capital stock. Computershare Trust Company, N.A. is the transfer agent and registrar for our common stock. Our common stock is listed on the New York Stock Exchange under the ticker symbol “WMB.”

Dividends

The holders of our common stock are entitled to receive dividends when, as, and if declared by our board of directors, out of funds legally available for their payment subject to the rights of holders of any outstanding preferred stock.

Voting Rights

The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. Except as otherwise provided by law, our charter or our bylaws, at each meeting of the stockholders, all corporate actions to be taken by vote of the stockholders shall be authorized by a majority of the votes cast by the stockholders entitled to vote thereon, present in person or represented by proxy. Director nominees in uncontested elections must receive a majority of the votes cast to be elected, and director nominees in contested elections must receive a plurality of the votes cast to be elected. A vote of 75% of the outstanding shares of our common stock is required to amend certain provisions of our charter and for stockholders to amend our bylaws.

Rights Upon Liquidation

In the event of our voluntary or involuntary liquidation, dissolution, or winding up of the affairs of Williams, the holders of our common stock will be entitled to share equally in any assets available for distribution after the payment in full of all debts and distributions and after the holders of all series of outstanding preferred stock have received their liquidation preferences in full.

Preferred Stock Purchase Rights

On March 19, 2020, our board of directors approved the adoption of a limited duration stockholder rights agreement (the “Rights Agreement”) and declared a distribution of one preferred stock purchase right (a “Right”) for each outstanding share of common stock. The Rights Agreement is intended to protect the interests of us and our stockholders by reducing the likelihood of another party gaining control of or significant influence over us without paying an appropriate premium considering recent volatile markets. Each preferred stock purchase right represents the right to purchase, upon certain terms and conditions, one one-thousandth of a share of Series C Participating Cumulative Preferred Stock, $1.00 par value per share (“Series C Preferred Stock”). Each one-thousandth of a share of Series C Preferred Stock, if issued, would have rights similar to one share of our common stock. The distribution of preferred stock purchase rights occurred on March 30, 2020 (the “Record Date”), to holders of record as of the close of business on that date. The Rights Agreement expires on March 20, 2021.

The description and terms of the Rights are set forth in a Rights Agreement between us and Computershare Trust Company, N.A., as Rights Agent (the “Rights Agent”). The Rights Agreement has been filed as Exhibit 4.7 to the registration statement of which this prospectus is a part and is incorporated by reference herein.

The board of directors of directors has adopted the Rights Agreement to reduce the likelihood that a potential acquirer would gain (or seek to influence or change) control of us by open market accumulation or other tactics without paying an appropriate premium for our shares. In general terms and subject to certain exceptions, it works by imposing a significant penalty upon any person or group (including a group of persons that are acting in concert with each other) that acquires 5% or more of our outstanding common stock without the approval of the board of directors.

The Rights

The board of directors authorized the issuance of a Right with respect to each outstanding share of common Stock on the Record Date. The Rights will initially trade with, and will be inseparable from, the common stock, and the registered holders of the common stock will be deemed to be the registered holders of the Rights. Issuances of new shares of common stock after the Record Date but before the Distribution Date, as defined under the subheading “Exercisability” below, will be accompanied by new Rights.

Prior to the Distribution Date, the Rights will be evidenced by the certificates for (or by the book entry account that evidences record ownership of) the common stock. After the Distribution Date, the Rights Agent will mail separate certificates (“Rights Certificates”) evidencing the Rights to each record holder of the common stock as of the close of business on the Distribution Date, and thereafter the Rights will be transferable separately from the common stock.

Exercisability

The Rights will not be exercisable until after the Distribution Date. After the Distribution Date, each Right will be exercisable to purchase, for $60.68 (the “Purchase Price”), one one-thousandth of a share of Series C Preferred Stock. This portion of a share of Series C Preferred Stock will give the stockholder approximately the same dividend, voting or liquidation rights as would one share of common stock. Prior to exercise, Rights holders in their capacity as such have no rights as a stockholder of ours, including the right to vote and to receive dividends.

The “Distribution Date” generally means the earlier of:

•the close of business on the 10th business day after the date of the first public announcement that a person or any of its affiliates and associates has become an “Acquiring Person,” as defined below, and

•the close of business on the 10th business day (or such later day as may be designated by the board of directors before any person has become an Acquiring Person) after the date of the commencement of a tender or exchange offer by any person which would, if consummated, result in such person becoming an Acquiring Person.

An “Acquiring Person” generally means any person who or which, together with all affiliates and associates of such person obtains beneficial ownership of 5% or more of shares of common stock, with certain exceptions, including that an Acquiring Person does not include us, any subsidiary of ours, any employee benefit plan of ours or any subsidiary of ours, any entity or trustee holding common stock for or pursuant to the terms of any such plan or for the purpose of funding any such plan or other benefits for employees of ours or of any subsidiary of ours or any passive investor. A passive investor generally means any person beneficially owning shares of common stock without a plan or an intent to seek control of or influence us. The Rights Agreement also provides that any person that would otherwise be deemed an Acquiring Person as of the date of the adoption of the Rights Agreement will be exempted but only for so long as it does not acquire, without the prior approval of the board of directors, beneficial ownership of any additional common stock following the adoption of the Rights Agreement.

Certain synthetic interests in securities created by derivative positions, whether or not such interests are considered to be ownership of underlying shares of common stock or are reportable for purposes of Regulation 13D of the Exchange Act, are treated as beneficial ownership of the number of shares of common stock equivalent to the economic exposure created by the derivative positions, to the extent actual shares of common stock are directly or indirectly held by counterparties to the derivatives contracts.

Consequences of a Person or Group Becoming an Acquiring Person

Flip in. Subject to our exchange rights, described below, at any time after any person has become an Acquiring Person, each holder of a Right (other than an Acquiring Person, its affiliates and associates) will be entitled to purchase for each Right held, at the Purchase Price, a number of shares of common stock having a market value of twice the Purchase Price.

Exchange. At any time on or after any person has become an Acquiring Person (but before any person becomes the beneficial owner of 50% or more of the outstanding shares of Common Stock or the occurrence of any of the events described in the next paragraph), the board of directors may exchange all or part of the Rights (other than Rights beneficially owned by an Acquiring Person, its affiliates and associates) for shares of common stock at an exchange ratio of one share of common stock per Right.

Flip over. If, after any person has become an Acquiring Person, (1) we are involved in a merger or other business combination in which we are not the surviving corporation or our common stock is exchanged for other securities or assets or (2) we and/or one or more of our subsidiaries sell or otherwise transfer assets or earning power aggregating more than 50% of the assets or earning power of us and our subsidiaries, taken as a whole, then each Right (other than Rights beneficially owned by an Acquiring Person, its affiliates and associates) will entitle the holder to purchase for each Right held, for the Purchase Price, a number of shares of common stock of the other party to such business combination or sale (or in certain circumstances, an affiliate) having a market value of twice the Purchase Price.

Expiration

The Rights will expire on the first anniversary of the date of the Rights Agreement, unless earlier exercised, exchanged, amended or redeemed.

Redemption

The board of directors may redeem all of the Rights at a price of $0.001 per Right at any time before any person has become an Acquiring Person. If the board of directors redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price per Right. The redemption price will be subject to adjustment.

Amendment

At any time before any person has become an Acquiring Person, the Rights Agreement may be amended in any respect. After such time, the Rights Agreement may be amended (i) to cure any ambiguity, (ii) to correct any defective or inconsistent provision, or (iii) in any respect that does not adversely affect Rights holders (other than any Acquiring Person, its affiliates and associates).

Antidilution

The Rights Agreement includes antidilution provisions designed to prevent efforts to diminish the effectiveness of the Rights.

Series C Participating Cumulative Preferred Stock

The value of one one-thousandth interest in a share of Series C Preferred Stock should approximate the value of one share of common stock, subject to adjustment. Each one one-thousandth of a share of Series C Preferred Stock, if issued:

•will not be redeemable;

•will entitle holders to quarterly dividend payments of $0.01 per share, or an amount equal to the dividend paid on one share of common stock, whichever is greater;

•will entitle holders upon liquidation either to receive $1.00 per share or an amount equal to the payment made on one share of common stock, whichever is greater;

•will have the same voting power as one share of common stock and will vote together with the holders of common stock as a single class on all matters submitted to a vote of stockholders; and

•if shares of common stock are exchanged via merger, consolidation, or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of common stock.

Rank. The Series C Preferred Stock, if issued, shall rank as to the payment of dividends and the distribution of assets upon liquidation, dissolution and winding-up junior to all other series of the preferred stock of ours unless the board of directors shall specifically determine otherwise.

Additional Voting Rights. If at any time dividends on any Series C Preferred Stock shall be in arrears in an amount equal to six quarterly dividends thereon, the number of directors constituting the board of directors will be increased by two. The occurrence of such contingency will mark the beginning of a period (a “default period”), which shall extend until such time when all accrued and unpaid dividends for all previous quarterly dividend periods and for the current quarterly dividend period on all shares of Series C Preferred Stock then outstanding shall have been declared and paid or set apart for payment. During each default period, all holders of Series C Preferred Stock and any other series of preferred stock then entitled as a class to elect directors, voting together as a single class, irrespective of series, shall have the right to elect two directors. Immediately upon the expiration of a default period, the right of the holders of preferred stock as a class to elect directors shall cease, the term of any directors elected by the holders of preferred stock as a class shall terminate, and the number of directors constituting the board of directors shall be reduced by two. Except as described above, holders of Series C

Preferred Stock do not have any special voting rights and their consent is not required (except to the extent they are entitled to vote with holders of common stock) for taking any corporate action.

Redemption and Other Rights. The Series C Preferred Stock is not subject to redemption by us or at the option of any holder of Series C Preferred Stock. The shares of Series C Preferred Stock are not subject to or entitled to the operation of a retirement or sinking fund. The shares of Series C Preferred Stock do not have any rights of preemption whatsoever as to any of our securities.

Anti-Takeover Provisions

We currently have the following provisions in our charter or bylaws that could be considered to be “anti-takeover” provisions:

•an article in our charter requiring the affirmative vote of three-fourths of the outstanding shares of common stock for certain merger and asset sale transactions with holders of more than five percent of the voting power of Williams;

•a bylaw that only permits our chairman of the board, chief executive officer or a majority of the board to call a special meeting of the stockholders; and

•a bylaw requiring stockholders to provide prior notice for nominations for election to the board of directors or for proposing matters which can be acted upon at stockholders meetings.

We are a Delaware corporation and are subject to Section 203 of the DGCL. In general, Section 203 prevents an interested stockholder, which is defined generally as a person owning 15% or more of our outstanding voting stock, from engaging in a business combination with us for three years following the date that person became an interested stockholder unless:

•before that person became an interested stockholder, our board of directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

•upon completion of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced (excluding stock held by persons who are both directors and officers of Williams or by certain employee stock plans); or

•on or following the date on which that person became an interested stockholder, the business combination is approved by our board of directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2⁄3% of our outstanding voting stock (excluding shares held by the interested stockholder).

A business combination includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder.